RIATA ENERGY, INC. AND AMERICAN REAL ESTATE PARTNERS, L.P.
ANNOUNCE LETTER OF INTENT

Oklahoma City, Oklahoma / New York, New York / September 7, 2006 - Riata Energy, Inc. (“Riata”) and American Real Estate Partners, L.P. (NYSE: ACP) (“AREP”) today announced that they have entered into an exclusivity agreement and letter of intent pursuant to which Riata would obtain an option to acquire NEG Oil & Gas LLC (“NEG Oil & Gas”), a wholly-owned subsidiary of AREP which holds all of AREP’s oil and gas investments. The option and exclusivity period would expire in 70 days, subject to extension in certain circumstances.

The letter of intent provides that the aggregate consideration for the acquisition would be $1.519 billion, subject to certain adjustments. As part of the consideration, Riata would issue 12.8 million shares of its common stock at $19 per share. The balance of the consideration, $1.025 billion, would be payable in cash, of which $10 million has today been paid to AREP. Riata would also assume up to $300 million of debt of NEG Oil & Gas and receive $50 million in cash.

The transaction would include the acquisition of all of the issued and outstanding membership interests of NEG Holding LLC held by National Energy Group, Inc. (OTC Bulletin Board: NEGI), which are to be acquired by NEG Oil & Gas in a restructuring transaction to occur contemporaneously with the closing of the transactions contemplated by the letter of intent. The transaction would not include the acquisition of any equity ownership of National Energy Group, Inc.

The letter of intent provides for a 70-day exclusivity period, during which AREP and certain of its affiliates have agreed not to solicit, negotiate or accept competing proposals.

Tom L. Ward, Riata’s Chairman and CEO, said, “This transaction continues to focus Riata on our largest asset, the West Texas Overthrust Belt. With the consummation of the NEG acquisition, as well as six other property acquisitions since May 1, we would have over 83% Working Interest in the Pinon Field and over 260,000 net acres of land in the West Texas Overthrust Belt. Our pro forma production as a result of this acquisition would increase by over four times. We would also plan to implement a 20 rig drilling program in Pinon Field by year end 2007. We would also expand our core area of operations to include East Texas, the Gulf Coast and the Gulf of Mexico. NEG would bring a great staff and we look forward to welcoming them to Oklahoma City. In fact, many would be returning home as NEG was the successor company to Alexander Energy Corporation, which was based in Oklahoma City until 1996.”

Carl C. Icahn, AREP’s Chairman, said, “AREP’s investment in NEG Oil & Gas has proven to be tremendously successful. I commend Bob Alexander and his team for their efforts in building a great company. We believe that by combining these assets with Riata they will be positioned to grow to the next level.”

The transaction is subject to the negotiation and execution of definitive documentation, completion of due diligence investigations, the making of necessary filings and completion of waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act and satisfaction of certain other conditions, including the receipt of new financing. The parties anticipate that the transaction will be completed over the next two months. There can be no assurance, however, that definitive documentation will be agreed to, that Riata will exercise the option, that financing will be obtained or other closing conditions will be satisfied or that the transaction will be completed.

A copy of the exclusivity agreement and letter of intent is being filed with the U.S. Securities and Exchange Commission by AREP on a Current Report on Form 8-K. Anyone who wishes to obtain a copy of the letter of intent may do so from the Internet website maintained by the SEC at http://www.sec.gov. In addition, a copy of the exclusivity agreement and letter of intent will be made available, along with this press release, at Riata’s Internet website at http://www.riataenergy.net.

Riata is an oil and natural gas company with its principal focus on exploration and production. Riata also owns and operates drilling rigs and a related oil field services business operating under the Lariat Services Inc. brand name; gas gathering, marketing and processing facilities; and, through its subsidiary PetroSource Energy Company, CO2 treating and transportation facilities and tertiary oil recovery operations. Riata has focused its exploration and production activities in West Texas where it has assembled a large, focused acreage position.

AREP, a master limited partnership, is a diversified holding company engaged in a variety of businesses. AREP’s businesses currently include gaming; oil and gas exploration and production; real estate and home fashion. To learn more about AREP, please visit www.areplp.com.

NEG Oil & Gas is an independent oil and gas exploration, development and production company based in Dallas, Texas. The core areas of operations of NEG Oil & Gas are the Val Verde and Permian Basins of West Texas, the Cotton Valley Trend in East Texas, the Gulf Coast and the Gulf of Mexico. NEG Oil & Gas also owns oil and gas properties in the Anadarko and Arkoma Basins of Oklahoma and Arkansas.

This release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, many of which are beyond Riata’s and AREP’s ability to control or predict. Forward-looking statements may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Riata and AREP and their respective subsidiaries. Riata and AREP undertake no obligation to publicly update or review any forward-looking information, whether as a result of new information, future developments or otherwise.

For further information, please contact:

Dirk M. Van Doren Chief Financial Officer Riata Energy, Inc. (405) 753-5520	Hillel Moerman Chief Financial Officer American Real Estate Partners, L.P. (212) 702-4300